Notice of Annual General Meeting

Incorporating Explanatory Memorandum and Proxy Form

To Be Held On:
Friday, 28th of November 2008

At:
10.30am
Peppin Merino Room
Ground Floor
369 Royal Parade
Parkville, Victoria, 3052

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF 2008 ANNUAL GENERAL MEETING

Notice is given that the 2008 Annual General Meeting of Shareholders (the “Meeting”) of Prana Biotechnology Limited (the “Company”) will be held at 10.30am on Friday the 28th of November, 2008 at the Company Head Office at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia.

BUSINESS

2008 ANNUAL FINANCIAL STATEMENTS
To present before the Meeting the Annual Financial Statements of the Company comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ending 30 June 2008.

PROPOSED RESOLUTIONS

To consider and, if thought fit, to pass, with or without amendment, the following resolutions as ordinary resolutions:

Resolution 1:	Re-Election of Mr. Peter Marks to Serve as a Director

“That Mr. Peter Marks, being a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be re-elected a Director of the Company.”

Resolution 2:	Re-Election of Mr. Brian Meltzer to Serve as a Director

“That Mr. Brian Meltzer, being a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be re-elected a Director of the Company.”

Resolution 3:	Increase of Share Pool

“That the Company is hereby authorized to issue up to an aggregate 45,000,000 ordinary shares of the Company or American Depositary Shares of the Company, representing 45,000,000 ordinary shares, under and pursuant to the 2004 American Depositary Share (ADS) Option Plan and the 2004 Employees, Directors’ and Consultants’ Share and Option Plan.”

Resolution 4:	Approval of Prior Issue of Securities

“That the Members approve the prior issue of 18,125,000 ordinary shares of the Company issued by the Company pursuant to the terms described and set forth in the Explanatory Memorandum to the Notice of Meeting.”

Resolution 5:	Non-Binding Adoption of Remuneration Report

“That, members hereby adopt the 2008 Remuneration Report as published in the Directors’ Report of the Company’s 2008 Annual Report.”

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a special resolution:

Resolution 6:	Adopt New Constitution
“That, the constitution tabled at the meeting, and signed by the Chairman of the meeting for the purposes of identification, be adopted as the constitution of the Company, in place of the present constitution, with effect from the close of the meeting.”

Dated:  Monday, 20th October, 2008

By Order Of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

INFORMATION FOR SHAREHOLDERS

Voting Exclusion Statement

In accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, the Company will disregard votes cast:

On resolution 1, 2 & 3 by:
•	The Director of the Company, and
•	An associate of that person/entity

On resolution 4 by:
•	Persons who participated in the issue; or
•	An associate of that person/entity

However, the Company need not disregard a vote if:

▪	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
▪	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporate Representatives
If a representation of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the Company’s share registry.

Voting Instructions
For the purposes of determining voting entitlements at the meeting, shares will be taken to be held by persons who are registered as holding shares at 5.00pm (Melbourne, Victoria Time) on Wednesday, 26th of November 2008. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxy Instructions
Instructions in respect of the appointment of proxies accompany the Proxy Form attached.

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 26th of November 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum dated 20th of October 2008, has been issued by Prana Biotechnology Limited (the “Company”). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of 2008 Annual General Meeting of the Company scheduled to be held on 28th of November, 2008, to which this Explanatory Memorandum is attached. This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of 2008 Annual General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum. Certain Directors withhold their recommendation in regard to specific resolutions, where the passing of the specific resolution may result in a benefit to that Director, in accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, as detailed in the Voting Exclusion Statement that forms part of the Notice of Meeting.

Presentation of 2008 Annual Financial Statements

The 2008 Annual Financial Statement of the Company will be presented to the shareholders at the Meeting, in accordance with the Australian Corporation Act 2001. Shareholders will be given the opportunity to ask the Board of Directors and a representative of the accounting firm that audited the Company’s Financial Statements questions in respect of the 2008 Annual Financial Statements. The 2008 Annual Report is available at www.pranabio.com or by contacting the Company.

Resolutions

Resolution 1.	Re-Election of Mr. Peter Marks to Serve as a Director

At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company’s Constitution. No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr. Marks has served as a Non-Executive Director of our Company since July, 2005.

Mr Marks, aged 52, has extensive experience in the areas of corporate finance advice and venture capital investment, having specialised in capital raisings (for listed and unlisted companies), underwriting and initial public offerings since 1983 in London and Australia. He obtained a Bachelor of Economics, Bachelor of Laws and Graduate Diploma in Commercial Law from Monash University and completed his MBA at The Scottish School of Business (University of Edinburgh). He has served as an Associate Director of McIntosh Securities (now Merrill Lynch Australia) as well as occupying senior corporate finance positions both at Baring Securities Ltd and Burdett Buckeridge & Young Ltd in their Melbourne offices. Between 1985 and 1991, Mr Marks was responsible for advising on a substantial number of listed and unlisted company issues ranging from corporate and company structure, valuations, business strategies, acquisitions and international opportunities. In 1992, Mr Marks was appointed Head of the Melbourne Companies Department at the Australian Stock Exchange.

Between 1995 and 1998, Mr Marks was Managing Director of a boutique corporate advisory and venture capital firm working with a wide range of small to medium sized companies, raising new capital for them either by way of private placement or listing on the Australian Stock Exchange. Mr Marks was also a founding director of Momentum Funds Management Pty Ltd, one of the first venture capital funds to be licensed under the Federal Government’s Innovation Investment Fund program, a new venture capital program established in 1997.

From 1998 to early 2001 Mr Marks was employed at KPMG Corporate Finance Ltd (Australia) and during this time became a Director and responsible for heading up the equity capital markets group in Melbourne. In this role, Mr Marks helped develop the team's capabilities in the equity markets area and was responsible for generating several IPO projects as well as assisting with the funding for a range of private equity transactions.

In 2001, Mr. Marks joined Peregrine Corporate Ltd, an Australian-based investment bank. During this time Mr Marks became an executive Director of Peregrine Corporate Ltd and has been involved in corporate transactions, IPOs and capital raisings.

Mr. Marks is currently a member of the Audit Risk and Compliance Committee and was last elected by shareholders at the 2005 Annual General Meeting.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Resolution 2.	Re-Election of Mr. Brian Meltzer to Serve as a Director

At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company’s Constitution. No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr. Meltzer has served as an Independent Non-Executive Director of our Company since December, 1999.

Mr. Meltzer, aged 54, has over 25 years experience in finance, including 12 years at AIDC Ltd and over 10 years at Babcock & Brown.  He is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.  Mr. Meltzer is a non-executive director on the boards of a number of private companies.  He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). Mr. Meltzer holds a Bachelor of Commerce degree and MEc. degree from the University of Auckland and Monash University, respectively.

Mr. Meltzer currently serves as the Chairman of the Audit, Risk and Compliance Committee, the Remuneration Committee and the Nomination Committee and was last re-elected by shareholders at the 2005 AGM.

Resolution 3.	Increase of Share Plan Pool

The Company currently has two Share Plans, the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2004 ADS Plan (for securities issued to US based directors, employees and consultants) (the “Share Plans”). These plans were approved at the 2004 Annual General Meeting of the Company.

The Company is seeking shareholder approval to increase the Share Plan Pool (“Pool”) by 15,000,000 securities.

A Pool of 30,000,000 securities was approved at the 2007 Annual General Meeting. Of this Pool, 4,357,502 shares have been issued and 15,327,848 options to purchase ordinary shares have been granted, being a total of 19,685,350 securities.

The Board of Directors of the Company believes that the increase in the Share Plan Pool is necessary in order for it to continue to:

a)	Provide eligible persons with an additional incentive to work to improve the performance of the Company;

b)	Attract and retain eligible persons essential for the continued growth and development of the Company;

c)	Promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d)	Enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e)	Provide an alternative to cash payments.

As such, the Company is seeking shareholder approval to increase the Share Plan Pool by 15,000,000 securities.

An eligible person under the Share Plans is defined as a director, consultant or employee to the Company, or its subsidiaries. A director may not receive any securities in the Company, pursuant to a Share Plan or otherwise, without prior shareholder approval as per ASX Listing Rules 10.11 and 10.14.

Under the 2004 ASX Plan, the Company may issue securities of the Company traded on the Australian Stock Exchange, and under the 2004 ADS Plan the Company may issue American Depository Shares (“ADSs”) of the Company reported on the NASDAQ SmallCap Market. The Board of Directors believes that the approval of the increase in the Share Plan Pool by the shareholders is essential to allow the Company and its subsidiaries to be able to continue to attract, motivate and retain valuable human capital, whose present and potential contribution are important to the Company’s interests, development and success.

According to ASX Listing Rule 10.14, any issue of securities to a director of the Company is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

ASX Listing Rule 7.2 (Exception 9) requires shareholder approval of an employee incentive plan to enable shares and options to be issued under the plan over a 3 year period, without requiring subsequent shareholder approval under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares are issued where such issue, together with any other issues of shares by the Company in the 12 months prior, would be more than 15% of the issued share capital of the Company.

Approval is being sought under ASX Listing Rule 7.2 exception 9 so that any issue under the Share Plans will be an exception to Listing Rule 7.1.

THE 2004 ADS PLAN

The purpose of the 2004 ADS Plan is to provide incentive for its non-Australian based employees, officers, consultants, independent contractors and directors.

Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2004 ADS Plan, the Company is be entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs, representing 5,000,000 ordinary shares of the Company. ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

The 2004 ADS Plan administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2004 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

THE 2004 ASX PLAN

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

Resolution 4.	Approval of Prior Issue of Securities

Shareholder approval is sought for the issuance of 18,125,000 ordinary shares of the Company that were previously issued by the Company in connection with a capital raising that occurred in May 2008. Securities were issued to existing professional and sophisticated investors in both US and Australia on or about 27 May 2008. Shares were issued at a price of A$0.40 per ordinary share. The ordinary shares are deemed fully paid and rank equally with the Company's existing issued and outstanding ordinary shares.

This capital raising raised A$7.25 million before costs. The funds will be used for the development of the Company’s pipeline in treatments for Alzheimer’s and other neurodegenerative diseases, such as Parkinson’s and Huntington’s Disease.

Under ASX Listing Rule 7.4 an issue of securities made without approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if shareholder approval is subsequently obtained. Under ASX Listing Rule 7.1 an entity must not issue, or agree to issue, more than fifteen percent (15%) of its capital in any 12 month period without the approval of its shareholders.

By obtaining shareholder approval for the issue of the ordinary shares the subject of resolution 4, the Company retains the ability to issue up to fifteen per cent (15%) of its capital to take advantage of any future capital raising opportunities.

The allottees were as follows:

Mr James V Babcock
JJ Holdings (Vic) Pty Ltd
BAM Opportunity Fund Ltd
Robert G James IRA
Atlas Master Fund Ltd
Mr Ralph M James ATF Bojangles Trust
Cycad Group LLC

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Resolution 5:	Non-Binding Adoption of Remuneration Report

Pursuant to the Corporations Act 2001 the Annual General Meeting of a listed company must propose a resolution that the Remuneration Report be adopted. Also pursuant to the Corporation Act, the vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 5 is to lay before the Shareholders the Company’s Non-binding Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2008.

The Remuneration Report is contained in the 2008 Annual Report which is available online at www.pranabio.com or by contacting the Company.

Resolution 6:	Adopt New Constitution

The Board wishes to take this opportunity to update the Company’s constitution to reflect a number of relevant changes to the Corporations Act 2001 and the ASX Listing Rules, as well as developments in best practice corporate governance practices.

A copy of the Company’s existing constitution and the proposed constitution are available on the Company’s website at www.pranabio.com or by contacting the Company. A copy of the proposed constitution will also be available at the 2008 Annual General Meeting.

The principal proposed amendments to the constitution are summarised below:

Direct Voting
The following rules have been inserted in the proposed constitution to permit the Company to enable shareholders in the future to vote directly on resolutions considered at a general meeting by mailing their votes to the Company prior to the meeting. This means members’ votes can still be counted even where they cannot attend personally and do not appoint a proxy. Shareholders will continue to be entitled to appoint proxies if they so desire even if the Company decides to introduce direct voting at future meetings.

17.	Voting
17.1	Resolution determined by majority

At a general meeting all Resolutions submitted to the meeting will be decided by a simple majority of votes except where a greater majority is required by this Constitution, the Act or the Listing Rules.

17.2	Casting vote of chairman

In the case of an equality of votes, the chairman will have a casting vote in addition to the vote or votes to which the Chairman may be entitled as a Member, unless the chairman is not entitled for some other reason to cast a vote on the Resolution or if the chairman casts a vote and the Act, the Listing Rules or this Constitution require that no account be taken of the vote, in which case the Resolution is not passed.

17.3	Method of voting

Every Resolution submitted to the meeting, in the first instance, will be determined by a show of hands unless a poll is demanded in accordance with clause 17.4 or the Act before or immediately after the declaration of the result of the vote on a show of hands.

17.4	Demand for poll
A poll may be demanded on any Resolution by:
(a)	the chairman;
(b)	at least 5 Members present in person or by attorney or proxy or by representative; or
(c)	any 1 or more Members holding Shares conferring not less than 5% of the total voting rights of all Members having the right to vote on the Resolution.
A demand for a poll does not prevent a general meeting continuing to transact any business except the question on which the poll is demanded.
Unless a poll is duly demanded, a declaration by the chairman of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the company, is conclusive evidence of the fact without proof of the number of proportion of the votes recorded for or against the resolution.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

If a poll is duly demanded at a general meeting, it must be taken in the way and either at once or after an interval or adjournment as the chairman of the meeting directs. The result of the poll as declared by the chairman is the resolution of the meeting at which the poll was demanded. The poll cannot be demanded at a general meeting on the election of a chairman of the meeting. The demand for a poll may be withdrawn with the chairman's consent.
17.5	Conduct of poll

The chairman will decide in each case the manner in which a poll is taken, but in all cases it must ascertain the number of votes attaching to Shares held or represented by persons voting in favour of a Resolution or Special Resolution and the number of votes attaching to Shares held or represented by persons voting against the Resolution. Any dispute as to the admission or rejection of a vote will be determined by the chairman and that determination made in good faith will be final and conclusive.

17.6	Votes
Subject to this Constitution, the Listing Rules and the rights or restrictions on voting which may attach to or be imposed on any class of Shares:
(a)	on a show of hands every Member (including each holder of preference Shares who has a right to vote) present in person or by proxy or attorney or representative will have 1 vote; and
(b)
on a poll every Member (including each holder of preference Shares who has a right to vote) present in person or by proxy, attorney or representative will have 1 vote for each fully paid Share held by that Member and a fraction of a vote for each partly paid Share, equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) for that Share, ignoring any amounts paid in advance of a call.

17.7	Direct Voting

The Directors may determine that at any general meeting or class meeting, a member who is entitled to attend that meeting is entitled to a direct vote. A ‘direct vote’ includes a vote delivered to the company by post, fax or other electronic means approved by the directors. The directors may specify the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

PRANA BIOTECHNOLOGY LTD	PROXY FORM
SAMPLE CUSTOMER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS	All correspondence to: Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

Appointment of Proxy
I/We being member/s of Prana Biotechnology Ltd and entitled to vote hereby appoint
the Chairman of the Meeting (mark with an “X”)	OR	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Ltd to be held at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia, at 10.30am on Friday 28th of November, 2008 and at any adjournment of that meeting.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your poxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

Voting directions to your proxy - please mark x to indicate your directions
		For	Against	Abstain*
Resolution 1:	Re-Election of Mr. Peter Marks to Serve as a Director
Resolution 2:	Re-Election of Mr. Brian Meltzer to Serve as a Director
Resolution 3:	Increase of Share Pool
Resolution 4:	Approval of Prior Issue of Securities
Resolution 5:	Non-Binding Adoption of Remuneration Report
Resolution 6:	Adopt New Constitution
The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN OVERLEAF -
The Proxy Form must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

PLEASE SIGN HERE - This section must be signed in accordance with the instructions below to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

1	Your Name and Address

This is your name and address as it appears on the company’s share register. If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is more than one name, all the security holders should sign.

Power of Attorney:
to sign under a Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:
where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the Company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 26th of November, 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 Ph: +61 3 9824 8166	PO Box 8046 Armadale Victoria 3143 Australia Fx: +61 3 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

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This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.